

April 17, 2013

Via E-mail
Dr. Geoffrey Guy
Executive Chairman
GW Pharmaceuticals plc
Porton Down Science Park, Salisbury
Wiltshire, SP4 0JQ
United Kingdom

> **Re:** **GW Pharmaceuticals plc**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed April 12, 2013**
> **File No. 333-187356**

Dear Dr. Guy:

   We have reviewed your amended registration statement and have the following additional comments. Please respond to this letter by further amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

   After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Judgments in Applying our Accounting Policies
Revenue Recognition, page 56

1. We acknowledge your response and revised disclosure. Please include disclosure with regards to the company's accounting in the event that you consider that there is significant uncertainty with regards to the in-market sales price to be charged by the commercial partner, similar to that provided in your response.

Key Sources of Estimation Uncertainty, page 56

2. In light of the new German pricing reimbursement process and the significant adjustment to revenues, please tell us what consideration was given to disclose here your provision for revenues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3862 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Edward S. Best
        David S. Bakst
        Mayer Brown LLP
        1675 Broadway
        New York, NY 10019

        Jonathan L. Kravetz
        David T. Kajunski
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111